May 26, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-4628
Attention: Katherine Wray

Re:	Soleil Capital L.P. Registration Statement on Form S-4 Filed May 9, 2011 File No. 333-174051

Ladies and Gentlemen:

Soleil Capital L.P., a Delaware limited partnership (the "Company"), respectfully requests that the Company's Registration Statement on Form S-4, File No. 333-174051, filed on May 9, 2011 (the "Registration Statement") be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act").

The Company filed the Registration Statement for purposes of registering for initial issuance 2,625,425 of its common limited partnership units (the "Securities"). However in discussion with the Commission, it was concluded that the Securities were considered offered for sale under Rule 145, at the time when the Company solicited written consents from its shareholders for its reclassification/conversion from a corporation to a limited partnership.

No securities were sold in connection with the Registration Statement. The Company is seeking to withdraw the Registration Statement because it no longer desires to register the Securities at this time.  The Company does not currently have plans to undertake a private offering in reliance on Securities Act Rule 155(c).  The Company's Board of Directors believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement.  The Company further requests that all fees paid to the Commission in connection with the filing of this Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

Sincerely,

/s/ Adam Laufer

Adam Laufer
Chief Executive Officer